EXHIBIT 99

                           DESCRIPTION OF COMMON STOCK
                              OF GARDENBURGER, INC.


General

         The authorized capital stock of Gardenburger, Inc. (the "Company"), consists of 5,000,000 shares of Preferred Stock, no par value ("Preferred Stock"), and 25,000,000 shares of Common Stock, no par value ("Common Stock"). All outstanding shares of Common Stock are fully paid and nonassessable. Holders of Common Stock have no preemptive or conversion rights and there are no redemption or sinking fund provisions relating to the Common Stock. The holders of outstanding shares of Common Stock are entitled to one vote per share on matters submitted to the vote of holders of Common Stock. Voting for directors is not cumulative. Subject to the rights of outstanding shares of Preferred Stock, the holders of Common Stock are entitled to such dividends as the Board of Directors may declare out of assets legally available therefor, at such times and in such amounts as the Board deems advisable, and to share pro rata in all assets of the Company available for distribution to its shareholders upon liquidation. See "Preferred Stock" below for an explanation of the effect of the issuance of 3,250,000 shares of Preferred Stock in April 1999 on the rights of holders of Common Stock.

Preferred Stock

         The Company had outstanding at May 1, 1999, 2,762,500 shares of its Series A Convertible Preferred Stock (the "Series A Shares") and 487,500 shares of its Series B Convertible Preferred Stock (the "Series B Shares" and, together with the Series A Shares, the "Preferred Shares").

         Subject to the approval of the holders of a majority of the Preferred Shares, additional shares of the Company's authorized Preferred Stock may be issued in the future in one or more new series without any further action by the holders of the Common Stock, except as required by law or as required for shares quoted on The Nasdaq Stock Market as National Market System securities. The Board of Directors, within the limitations provided by law and the Company's Articles of Incorporation, is authorized to designate the different series and fix and determine the relative rights and preferences of any series so established.

         A summary of the terms of the Preferred Shares follows.

         CONVERSION RIGHTS. The Preferred Shares are convertible into shares of Common Stock at a conversion price of $10.00 per share, or initially on a one-for-one basis, at any time at the discretion of the holder. The conversion price is subject to adjustment for stock dividends, stock splits, recapitalizations, and other anti-dilution provisions. All shares of a series of the Preferred Shares will be automatically converted into Common Stock upon the vote or written consent of the holders of at least two-thirds of the outstanding shares of such series. The conversion price for the Series B Shares will be

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adjusted to $3.75 if the Company fails to meet specified performance targets for fiscal years 1999 and 2000.

         DIVIDEND RIGHTS. The Preferred Shares are entitled to a 12% cumulative annual dividend payable upon redemption of the shares or in the event of a sale or liquidation of the Company. Accruals of dividends do not bear interest. The Company is prohibited from paying cash dividends to holders of its Common Stock ("Junior Dividends") unless dividends have been declared and paid on all outstanding Preferred Shares in an amount equal to the greater of the 12% cumulative dividends accrued on such Preferred Shares through the record date for the Junior Dividend and the amount of the Junior Dividend payable on the Preferred Shares on an as-converted basis, in each case less the amount of any 12% cumulative dividends previously paid on such Preferred Shares. All accumulated dividends on any Preferred Shares which are converted shall be forfeited, other than dividends as to which the Company has previously breached its payment obligation.

         LIQUIDATION PREFERENCE. Upon the liquidation or dissolution of the Company, the holders of Preferred Shares are entitled to receive a payment of $10.00 per share plus all accumulated and unpaid dividends, including amounts payable in connection with Junior Dividends. The right of holders of Common Stock to distribution of the Company's assets upon liquidation is junior to the liquidation preference of the Preferred Shares. Each holder of Preferred Shares may deem a merger, sale of all or substantially all the assets of the Company, a capital reorganization of the Company or a reclassification of the Common Stock to be a liquidation of the Company. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Preferred Shares will have no right to any of the remaining assets of the Company.

         REDEMPTION PROVISIONS. The Preferred Shares of each series may be redeemed at any time after December 31, 2004, at the election of a majority of the holders of each series at a price equal to the liquidation preference. The Preferred Shares may also be redeemed at the option of the Company after December 31, 2004, at a price equal to 105% of the liquidation preference plus accumulated and unpaid dividends, provided that the Common Stock then issuable upon conversion of the Preferred Shares is freely tradable upon issuance and the market price of the Common Stock for the 60 trading days preceding notice of redemption is at least 200% of the conversion price then in effect.

         VOTING RIGHTS. Each Preferred Share is entitled to one vote (or such other number of votes equal to the number of shares of Common Stock into which such Preferred Share is then convertible) in the election of directors and any other matters presented to the shareholders of the Company for their action or consideration. Except to the extent otherwise required by law or the Company's Articles of Incorporation, holders of Preferred Shares will vote together with the holders of Common Stock as a single voting group. Corporate actions as to which holders of the Series A Shares and Series B Shares are entitled to vote as separate voting groups under provisions of the Oregon Business Corporation Act include amendments to the Company's Articles of Incorporation (including pursuant to a plan of merger) that would increase or decrease the number of authorized shares of the series, effect an exchange or reclassification of the shares into shares of another class or vice versa, change the terms of the shares of the series, create a new class of shares with rights or preferences

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that are superior or substantially equal to the shares of the series, or cancel rights to distributions or dividends that have accumulated but have not yet been declared on shares of the series. If the proposed amendment would affect the Series A Shares and Series B Shares in a substantially similar way, the shares of both series would be required to vote together as a single voting group on the amendment.

         As long as at least 1,408,875 Series A Shares remain outstanding, the holders of the Series A Shares are entitled to elect two directors by a majority of the outstanding Series A Shares, voting as a separate voting group. Also, as long as at least 552,500 Series A Shares and 97,500 Series B Shares remain outstanding, the Preferred Shares are entitled to vote together as a single voting group (that is, without the Common Shares) with respect to proposals by the Company to engage in specified significant corporate actions, including, among others, the authorization or issuance of additional Series A Shares or Series B Shares or a class of Preferred Stock on a parity with or having priority over the Preferred Shares, any amendment to the Company's Articles of Incorporation or bylaws that would adversely alter the rights of the holders of the Preferred Shares, a change of control, merger, liquidation or recapitalization of the Company, the payment of dividends or distributions on its capital stock other than the Preferred Shares, an increase in the authorized number of directors of the Company above ten, or certain acquisition, lease, loan or asset sale transactions.

         NO PREEMPTIVE RIGHTS. The Preferred Shares do not have preemptive rights.

Preferred Stock Purchase Rights

         On April 25, 1996, the Board of Directors declared a dividend of one right (a "right") for each share of Common Stock outstanding at the close of business on May 20, 1996 (the "Record Date"). As long as the Rights are attached to the shares of the Common Stock, the Company will issue one Right (subject to adjustment) with each new share issued so that all outstanding shares will have attached Rights. In addition, the holders of the Preferred Shares will be entitled to the same rights and benefits as are provided with respect to shares of Common Stock on an as-converted basis.

         When the Rights first become exercisable, each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (the "Junior Preferred Shares") at a price of $47.00 per one one-hundredth of a Junior Preferred Share, subject to adjustment for antidilution provisions (the "Purchase Price"). A copy of the Rights Agreement, dated as of April 25, 1996, as amended by Amendment No. 1 dated as of March 26, 1998 and Amendment No. 2 dated as of April 14, 1999 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York as Rights Agent (the "Rights Agent"), pursuant to which the Rights have been issued, may be obtained by shareholders from the Company. The Company has agreed that, from and after the distribution date (as defined below), the Company will reserve 250,000 Junior Preferred Shares initially for issuance upon exercise of the Rights. The Rights will expire on April 25, 2006, subject to the Company's right to extend such date (the "Final Expiration Date"), unless earlier redeemed or exchanged by the Company or terminated.

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         The Rights are not exercisable and are attached to and trade with shares of Common Stock until the earlier to occur of (i) the 10th day after a public announcement that any person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock or (ii) the 10th day after the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Stock (the earlier of (i) and (ii) being called the "Distribution Date"). Upon such an event, the Rights will trade separately. An Acquiring Person will not include
(x) Paul F. Wenner, together with his affiliates and associates, including, without limitation, the Paul F. Wenner Charitable Foundation Trust (collectively, "Wenner") or (y) Dresdner Kleinwort Benson Private Equity Partners LP, together with its affiliates and associates (collectively "Dresdner"), so long as Wenner beneficially owns not more than 25% and Dresdner not more than 22% of the outstanding Common Stock (other than as the result of share repurchases by the Company). Also, the persons who acquired Preferred Shares in April 1999 will not be deemed to be an Acquiring Person solely by reason of their beneficial ownership of the Preferred Shares or the shares of Common Stock into which the Preferred Shares are or may become convertible.

         Each Junior Preferred Share purchasable upon exercise of the Rights will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend, if any, declared per share of Common Stock. In the event of liquidation, the holders of the Junior Preferred Shares will be entitled to a minimum preferential liquidation payment of $100.00 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each Junior Preferred Share will have 100 votes and will vote together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Junior Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the dividend, liquidation and voting rights of the Junior Preferred Shares, the value of one one-hundredth of a Junior Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

         In the event that a Person becomes an Acquiring Person (except pursuant to certain cash offers for all outstanding shares of Common Stock approved by the Board or pursuant to an acquisition of Preferred Shares or shares of Common Stock into which such Preferred Shares are convertible where the Board of Directors determines in good faith that such acquisition is not contrary to the best interests of the Company) or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the shares of Common Stock were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the then current Purchase Price of the Right. With certain exceptions, in the event that the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the

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Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of the Right.

         The Rights will cause substantial dilution to a person or group that acquires 15% or more of the Common Stock on terms not approved by the Company's Board of Directors. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors at any time prior to the first date that a person or group has become an Acquiring Person.

Convertible Notes

         On March 27, 1998, the Company sold $15,000,000 aggregate principal amount of 7% Convertible Senior Subordinated Notes (the "Notes") due April 1, 2003, to Dresdner Kleinwort Benson Private Equity Partners LP ("Dresdner") pursuant to a Note Purchase Agreement dated as of March 27, 1998. The Notes may be converted at any time prior to maturity or prepayment, in whole or in part, into shares of the Common Stock. The initial conversion price was $12.90 per share, subject to adjustment for changes in capitalization and other antidilution provisions. The conversion price as of May 12, 1999, was $12.12 per share, as adjusted for the issuance of the Preferred Shares at a price of $10.00 per share and the grant of certain options to the Company's employees, directors, and consultants.

         Pursuant to the Note Purchase Agreement, the Company may not, without the prior written consent of the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the Notes (the "Majority Holders"),
(i) amend the Company's Articles of Incorporation, Bylaws or the Rights Agreement between the Company and First Chicago Trust Company of New York in a manner materially adverse to Dresdner's rights and preferences under the Note Purchase Agreement and the Notes, (ii) create a new class or series of securities on a par with or senior to the Notes, or (iii) engage in certain significant corporate transactions, including, but not limited to, a merger or sale of the Company or its business, liquidation or dissolution of the Company, certain business acquisitions, and the incurrence of indebtedness or lease obligations in excess of specified thresholds. So long as at least $5,000,000 in principal amount of the Notes remains outstanding and Dresdner owns at least a majority of the principal amount of Notes outstanding, the Company may not declare any dividends or make any distributions with respect to its capital stock or redeem or purchase any of its capital stock without the prior written consent of the Majority Holders. In addition, so long as any Notes remain outstanding, Paul F. Wenner, Lyle K. Hubbard and the Company have agreed to take all reasonably necessary and desirable actions within their control so that an individual designated by the Majority Holders is elected as a director of the Company (a "Designated Director"). If at any time a Designated Director is not a member of the Board of Directors, the Majority Holders have the right to appoint a representative to attend and observe board meetings at the Company's expense.

Transfer Agent

         The Company's transfer agent is First Chicago Trust Company of New
York.

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